October 21, 2009

Ms. Lyn Shenk

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:         Travelport Limited

File No. 333-141714-23

Form 10-K for the Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2009

Form 8-K Furnished May 8, 2009

Dear Ms. Shenk:

This responds to your letter originally dated August 13, 2009, which the Company received on September 30, 2009, to Michael Rescoe, then Executive Vice President and Chief Financial Officer for Travelport Limited (the “Company”), setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced filings of the Company.  For ease of reference we have restated below the text of each of your questions or comments in bold followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Business

Overview, page 3

1.             In several instances you refer to “net rate” in connection with the GTA business.  Please explain to us and disclose what net rate represents and consists of in this context.

In response to the Staff’s comment, “net rate” represents the discounted price which GTA is able to negotiate with the supplier as compared to the normal retail selling price.

While this is a common industry term, it is not necessary to refer to “net rate” in describing our GTA business, and, as a result, we will amend future filings to omit “net rate” when describing the GTA business.

Selected Financial Data

Selected Quarterly Financial Data – (unaudited), page 36

2.             Please disclose gross profit (i.e., your net revenue less cost of revenue) pursuant to Item 302(A)(1) of Regulation S-K.

In response to the Staff’s comment, we note that our annual financial statements included in our Form 10-K and our quarterly financial statements included in our Forms 10-Q are prepared in accordance with Regulation S-X Article 5 and Regulation S-X Article 10, respectively, and do not present gross profit.  In addition, our selected financial data for the annual periods present operating income (loss) based on the guidance in Item 301 of Regulation S-K.

We acknowledge that Item 302(A)(1) of Regulation S-K states that a company “shall” present gross profit in its quarterly selected financial data, however we do not believe this would be meaningful information to the investor as:

(a)   We do not use this measure to monitor or manage the performance of our business as we do not believe it is a meaningful measure in our industry.

(b)   We do not disclose gross profit in our annual financial statements included in our Annual Reports on Form 10-K or in our quarterly financial statements included in our Quarterly Reports on Form 10-Q, accordingly, we do not believe it would be helpful to the investor to provide this measure in just our selected quarterly financial data.

As a result, we would propose to modify our disclosure in future filings in response to this Comment, and Comment Number 3, to present the following:

Provided below is selected unaudited quarterly financial data for 2007 and 2008.

	2007
	First	Second	Third	Fourth
Net revenue	$666	$715	$754	$645
Operating income (loss)	48	70	89	(225)
Net loss	(34)	(22)	(50)	(334)

	2008
	First	Second	Third	Fourth
Net revenue	$666	$703	$634	$524
Operating income (loss)	67	116	93	48
Net income (loss)	(29)	59	(128)	(81)

3.             It appears that the line item for “Income from continuing operations before depreciation, amortization, interest, income taxes, minority interest and equity in loss of investments, net” is not specified by Item 302(A)(1) nor in accordance with Rule 5-03 of Regulation S-X.  Accordingly, it appears to be an impermissible non-GAAP measure pursuant to Item 10(e)(1) of Regulation S-K.  Please discontinue presenting this measure.

In response to the Staff’s comment, we will discontinue presenting “Income from continuing operations before depreciation, amortization, interest, income taxes, minority interest and equity in losses of investments, net” in future filings and also will modify the disclosure in future filings as presented in our response to Comment 2.

Management’s Discussion and Analysis

Critical Accounting Policies, page 37

4.             The disclosure here should provide greater insight into the quality, sensitivity and variability of all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect the items cited.  Refer to Section V of “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.  With this perspective, a few, but not necessarily all, things to consider are:  1) estimates and uncertainties associated with revenue in addition to the estimate future cancellation reserve, 2) factors involved in estimated expected future cash flows and recoverability where mentioned, 3) considerations made by management in determining the appropriateness of the discount factor used where mentioned, 4) how the financial difficulties experienced by airlines referred to were taken into consideration and the effect given to such in assessing the reasonableness of the allowance for doubtful accounts for accounts receivable, 5) factors that would cause a change to underlying assumptions and estimates where changes to such are mentioned, and 6) how your and counterparty credit risk affects the determination of fair value of derivatives.  Please revise your disclosure as appropriate, and provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment, we will modify our disclosure in future filings of our Annual Report on Form 10-K.    The modified Critical Accounting Policies disclosures are presented below are based on the disclosures included in our Form 10-K for the year ended December 31, 2008.  Our future filings will reflect circumstances existing at that time.  The underscored text represents our revisions to the current disclosure.

Global Distribution System Revenue Recognition

Fees are collected from travel suppliers based upon the bookings made by travel agencies, internet sites and other subscribers. We also collect fees from travel agencies, internet sites and other subscribers for providing the ability to access schedule and fare information, book reservations and issue tickets for air travel through the use of our GDSs. Our GDSs record revenue for air travel reservations processed through the Galileo and Worldspan GDSs at the time of the booking of the reservation. In cases where the airline booking is cancelled, the booking fee must be refunded to the customer less any cancellation fee. Additionally, certain of our more significant contracts provide for incentive payments based upon business volume. As a result, we record revenue net of any estimated future cancellation reserve and net of anticipated incentives for customers. The cancellation reserve is based on historical cancellation rates, adjusted to take into account any recent factors which could cause a change in those rates. The incentive reserve is calculated based on forecast customer revenues and is frequently reviewed. In circumstances where expected cancellation rates or booking behavior changes, our estimates are revised, and in these circumstances, future cancellation and incentive estimates could vary materially, with a corresponding variation in revenue. Factors which could have a significant effect on our estimates include global security issues, epidemics or pandemics, natural disasters, general economic conditions, the financial condition of travel suppliers, and travel related accidents.

Our GDSs distribute their products through a combination of owned sales and marketing organizations, or SMOs, and a network of non-owned national distribution companies, or NDCs. The NDCs are used in markets where we do not have our own SMOs to distribute our products. In cases where NDCs are owned by airlines, we may pay a commission to the NDCs/airlines for the sales of distribution services to the travel agencies and also receive revenue from the same NDCs/airlines for the sales of segments through Galileo and Worldspan. The Company accounts for the fees received from the NDCs/airlines as revenue, and commissions paid to NDCs/airlines as cost of revenue. Fees received and commissions paid are presented on the statement of operations on a gross basis, as the benefits derived from the sale of the segment are sufficiently separable from the commissions paid.

Accounts Receivable

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings, failure to pay amounts due to the Company, or other known customer liquidity issues), the Company records a specific reserve for bad debts in order to reduce the receivable to the amount reasonably believed to be collectable. For all other customers, the Company recognizes a reserve for estimated bad debts.  Due to the number of different countries in which we operate, our policy of determining when a reserve is required to be recorded considers the appropriate local facts and circumstances that apply to an account. Accordingly, the length of time to collect, relative to local standards, does not necessarily indicate an increased credit risk. In all instances, local review of accounts receivable is performed on a regular basis, generally monthly, by considering factors such as historical experience, credit worthiness, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

A significant deterioration in our collection experience or in the aging of receivables could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results. If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2008 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2008 would have been reduced by approximately $4 million.

Business Combinations and the Recoverability of Goodwill and Trademarks and Tradenames

A component of the Company’s growth strategy has been to acquire and integrate businesses that complement the Company’s existing operations. The Company has accounted for business combinations in accordance with SFAS No. 141, “Business Combinations,” and related literature. Effective for acquisitions occurring after January 1, 2009 the company will apply the provisions of SFAS No. 141(R). Accordingly, the purchase price of acquired companies is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed in a business combination, the Company uses various recognized valuation methods including present value modeling and referenced market values (where available). Further, the Company makes assumptions within certain valuation techniques including discount rates and timing of future cash flows. Valuations are performed by management with the assistance of a third party specialist. The Company believes that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

The Company reviews the carrying value of goodwill and indefinite lived in tangible assets annually or more frequently if circumstances indicate impairment may have occurred.   In performing this review, the Company is required to estimate the fair value of goodwill and other indefinite-lived intangible assets.

The determination of the fair value requires us to make significant judgments and estimates, including projections of future cash flows from the business. These estimates and required assumptions include estimated revenues and revenue growth rates, operating margins used to calculate projected future cash flows, future economic and market conditions, and the estimated weighted average cost of capital (“WACC”). We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units.

The key assumptions applied in our test of the impairment of our goodwill and other indefinite lived intangible assets for the year ended 2008 were (a) the economic environment will improve over the next three years and reach an average growth level thereafter, (b) cash flows were based on financial projections for periods ranging from 2008 through 2014 and which were extrapolated until 2022, (c) terminal values based on terminal growth rates not exceeding 2.5%, and (d) discount rates, based on WACC, ranging from 10% to 12%.  The application of these assumptions in our tests did not result in any impairment during 2008.  If the conditions in the global economy further deteriorate and turn out to be worse than anticipated in Travelport’s performance forecasts, the goodwill and indefinite-lived intangible assets may need to be impaired in future periods.

As a result of the impairment test performed during 2006, the Company recorded a pre-tax charge of $2,378 million during 2006, including $2,363 million related to goodwill, $14 million related to long-lived software licenses and $1 million related to definite lived intangible assets. As a result of the impairment tests performed during 2007 and 2008 the Company concluded that the fair value of goodwill and indefinite-lived intangible assets as of December 31, 2007 and 2008 exceeded the carrying value of the assets. The aggregate carrying values of goodwill and other indefinite-lived intangible assets were $2.3 billion and $2.2 billion as of December 31, 2007 and 2008, respectively.

Impairment of definite-lived intangible assets

The aggregate carrying value of our definite-lived intangible assets is $1.7 billion and $1.6 billion as of December 31, 2007 and 2008, respectively. The Company reviews the carrying value of these assets if indicators of impairment are present, and determines whether the sum of the estimated undiscounted future cash flows attributable to these assets is less than the carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value. In estimating the fair value, the Company is required to make a number of assumptions including assumption related to including projections of future cash flows, estimated growth and discount rates. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could result in impairment in future periods.

Valuation of Equity Method Investments

We review our investment in Orbitz Worldwide for impairment each quarter.  This analysis is focused on the market value of Orbitz Worldwide shares as compared to our recorded book value of such shares. Factors that could lead to impairment of our investment in the equity of Orbitz Worldwide include, but are not limited to, a prolonged period of decline in the price of Orbitz Worldwide stock or a decline in the operating performance of, or an announcement of adverse changes or events by, Orbitz Worldwide. We may be required in the future to record a charge to earnings if our investment in equity of Orbitz Worldwide becomes impaired. Any such charge would adversely impact our results.

Upfront Inducement Payments

The Company pays inducements to traditional and online travel agencies for their usage of the Galileo and Worldspan GDSs. These inducements may be paid at the time of signing a long-term agreement, at specified intervals of time, upon reaching specified transaction thresholds or for each transaction processed through the Galileo or Worldspan GDS. Inducements that are payable on a per transaction basis are expensed in the month the transactions are generated. Inducements paid at contract signing or payable at specified dates are capitalized and amortized over the expected life of the travel agency contract. Inducements payable upon the achievement of specified objectives are assessed as to the likelihood and amount of ultimate payment and expensed as incurred. If the estimate of the inducements to be paid to travel agencies in future periods changes, based upon developments in the travel industry or upon the facts and circumstances of a specific travel agency, cost of revenue could increase or decrease accordingly. In addition, the Company estimates the recoverability of capitalized inducements based upon the expected future cash flows from transactions generated by the related travel agencies. If the estimate of the future recoverability of amounts capitalized changes, cost of revenue will increase as the amounts are written-off. As of December 31, 2007 and 2008, the Company recorded upfront inducement payments of $103 million and $94 million, respectively, which are included on the Company’s balance sheet.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. As a matter of policy, we do not use derivatives for trading or speculative purposes. We determine the fair value of our derivative instruments using pricing models that use inputs from actively quoted markets for similar instruments and other inputs which require judgment. These amounts include fair value adjustments related to our own credit risk and counterparty credit risk.

Subsequent to initial recognition, we adjust the initial fair value position of the derivative instruments for the credit worthiness of our banking counterparty (if derivative is an asset) or of the Company itself (if derivative is a liability). This adjustment is calculated based on default probability of the banking counterparty or the Company, as applicable, and is obtained from active credit default swap markets and is then applied to the projected cash flows.  The aggregate counterparty credit risk adjustments applied to the Company’s derivative position was approximately $21 million for the year ended December 31, 2008.

We use foreign currency forward contracts to manage our exposure to changes in foreign currency exchange rates associated with our foreign currency denominated receivables and payables, including debt, and forecasted earnings of foreign subsidiaries. We primarily enter into derivative instruments to manage our foreign currency exposure to the British pound, Euro and Australian dollar. Substantially all the forward contracts that we utilize do not qualify for hedge accounting treatment under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and interpreted. The fluctuations in the value of these forward contracts do, however, largely offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. Gains (losses) on these forward contracts amounted to $10 million, $47 million and $116 million and $(41) million, for the period January 1, 2006 through August 22, 2006, the period July 13, 2006 (Formation Date) through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively.

A portion of the debt used to finance much of our operations is exposed to interest rate fluctuations. We use various hedging strategies and derivative financial instruments to create an appropriate mix of fixed and floating rate assets and liabilities. The primary interest rate exposure at December 31, 2008 was to interest rate fluctuations in the United States and Europe, specifically LIBOR and EURIBOR interest rates. We currently use interest rate swaps as the derivative instrument in these hedging strategies. Several derivatives used to manage the risk associated with our floating rate debt were designated as cash flow hedges. We recorded a $28 million non-cash loss related to the change in fair value of our interest rate swaps that are not designated as cash flow hedges.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews deferred tax assets by jurisdiction to assess their potential realization and establishes a valuation allowance for portions of such assets that it believes will not be ultimately realized. In performing this review, the Company makes estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, which could materially impact the results of operations.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” The Company has adopted the provisions of FIN 48 effective January 1, 2007, as required, and, as a result of its application, has recorded an additional income tax liability of approximately $22 million. As the conditions resulting in a portion of this liability arose as a result of the terms of the purchase agreement relating to the Acquisition, the Company recorded additional goodwill of approximately $21 million. The application of FIN 48 decreased the opening accumulated deficit by approximately $1 million.

The adoption of FIN 48 requires that the Company recognize liabilities for uncertain tax positions based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company operates in numerous countries where its income tax returns are subject to audit and adjustment by local tax authorities. Because the Company operates globally, the nature of the uncertain tax positions is often very complex and subject to change and the amounts at issue can be substantial.   It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Gross Revenue, page 43

5.             Please explain to us and disclose the factors and circumstances associated with whether or not you undertake inventory risk for hotel reservations and why you undertake inventory risk minimally.

In response to the Staff’s comment, our GTA business model does not ordinarily involve taking inventory risk. Rather, GTA negotiates access to hotel rooms (“inventory”) directly with hotels and then distributes those negotiated rooms to travel agents and tour operators for a fee.

In limited circumstances, where we believe there is a sound commercial proposition, generally based on a risk/reward assessment, we take on the inventory risk.  On an annual basis, the average inventory risk taken on by GTA is approximately $20 million and represents less than 1% of contracted inventory and less than 2% of hotel sales.

Based on the foregoing, the Company respectfully submits to the Staff that it does not believe additional disclosure is required.

Results of Operations, page 45

6.             Please revise to quantify, preferably in tabular form, (1) major sub-categories of revenue, such as booking fees, IT service income, subscription income, consumer travel sales, and other sub-categories, as appropriate, (2) revenue by source, such as travel suppliers, travel agencies, and consumers, and (3) major sub-categories of cost of revenue, such as telecommunications and technology costs, inducements to travel agencies, commissions, call center operations costs, and other sub-categories, as appropriate.  We believe that quantification of these items in tabular form for the comparable periods presented will be useful to investors’ understanding of your analysis of results of operations.

We note the Staff’s comment and will revise our MD&A in future filings to provide disclosure of our major sub-categories of revenue and the geographic breakdown of the most significant categories in tabular format.  We do not manage our revenue by source and, accordingly, do not propose to add additional disclosure related to the source of revenue.  We believe the information provided in these tables will provide the information to best understand the performance of our GDS business and will enable investors to evaluate the performance using the same measures that our management uses to monitor the performance of our GDS business.  In addition, we will provide in future filings a tabular disclosure related to the costs of revenue associated with our GDS business.

Revenue for our GTA business is substantially all derived (approximately 95%) from wholesale customers and, accordingly, we believe the disclosure currently presented provides the information necessary to understand our GTA business.

The revised disclosure in future filings will be presented as follows:

Net Revenue is comprised of:

	Six Months Ended June 30,		Change
	2009	2008	$	%

GDS
Booking fees	$875	$1,006	$(131)	-13%
Subscription fees and other	39	54	(15)	-28%
	914	1,060	(146)	-14%
- IT services and software	112	124	(12)	-10%
Total GDS Revenue	$1,026	$1,184	$(158)	-13%

Booking fees by region:

	Six Months Ended June 30,		Change
	2009	2008	$	%

Americas	$347	$333	$(36)	-9%
EMEA	$400	$478	$(78)	-16%
Asia pacific	128	145	(17)	-12%
Total Booking Fees	$875	$1,006	$(131)	-13%

Cost of Revenue is comprised of:

	Six Months Ended June 30,		Change
	2009	2008	$	%

GDS
- Telecommunication and Technology costs	$146	$192	$(46)	-24%

- Support payments and commission	396	472	(76)	-16%
Total GDS Cost of Revenue	$542	$664	$(122)	-18%

7.             Please explain to us and disclose the items excluded in arriving at Segment EBITDA that are the results of decisions that are outside the control of operating management and why this is the case.

In response to the Staff’s comment, the items excluded from Segment EBITDA are consistent with items that are not allocated to the segments in our internal management reporting and reviewed by the CODM.  For internal reporting, we do not allocate to segments items over which the segment management has little or no decision making authority and items that we believe are not indicative of the ongoing operations.  These items include:  company-wide equity compensation plans, discretionary bonus awarded to senior management of the operating segment, the impact of financing arrangements and foreign exchange gains or losses that were the result of derivative contracts entered into by corporate headquarters.

We will modify our disclosure in future filings to replace the reference to “decisions outside of the control of management” and to disclose the following:

“Management believes Segment EBITDA is helpful in highlighting trends because it excludes the results of transactions that are not considered to be directly related to the underlying segment operations and excludes costs associated with decisions made at the corporate level such as company-wide equity compensation plans and the impact of financing arrangements and derivative transactions.”

8.             Please include a comparative table for each segment that presents all revenues and expenses and related results associated with each, with reconciliation to its “segment EBITDA.”  Refer to the last paragraph in the answer to question 19 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“FAQ”), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  This presentation should be accompanied by the appropriate level of analysis.  We believe this presentation will enable a more complete understanding of each component of results associated with each segment as well as the relative contribution by each to your consolidated results.  Provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment, we will include a table that presents revenue and expense by Segment in our future filings.  This table will include the presentation of corporate and other unallocated expenses to reconcile the segment amounts to the total consolidated amount.  We do not intend to provide a reconciliation of Segment EBITDA to net income but will instead include a cross reference to our financial statements included in our Form 10-K or Form 10-Q, as appropriate, as allowed by the FAQ’s referred to above.  The revised table that we intend to include in future filings is detailed below, and will replace the tables included on pages 48 and 49 of our Form 10-K.

In Results of Operations Section of MD&A - for both QTD months and YTD

Six Months Ended September 30, 2009 compared to Six Months

Ended September 30, 2008

					Reconciling items
					Corporate and
	GDS segment		GTA segment		unallocated expenses*		Consolidated
	Six Months Ended		Six Months Ended		Six Months Ended		Six Months Ended
	September 30,		September 30,		September 30,		September 30,
	2009	2008	2009	2008	2009	2008	2009	2008

Net Revenue	$1,026	$1,184	$119	$185	$—	$—	$1,145	$1,369

Cost and expenses

Cost of revenue	542	664	22	38	—	—	564	702
Selling, general and adminsitration	163	181	84	100	30	55	277	336
Restructuring charges	4	9	3	2	6	3	13	14
Other expense / (income)	(2)	5	—	—	(3)	—	(5)	5
Gain on early extingusihment of debt	—	—	—	—	(6)	(18)	(6)	(18)

EBITDA	319	325	10	45	(27)	(40)	302	330

Depreciation and amortization							124	129
Interest expense, net							138	138

Income (loss) from continuing operations before income taxes, minority interest and equity in losses of investments, net							40	63

Provision for income taxes							(14)	(23)
Equity in earnings (losses; of investment in Orbitz Worldwide							(156)	(10)
Net income (loss)							$(130)	$30

* included for reconciliation purposes

9.             Please note that presentation of “EBITDA” on a consolidated basis in any context other than the SFAS 131 required reconciliation in the notes to the financial statements is presentation of a non-GAAP financial measure.  Refer to question and answer 21 of the FAQ referred to above.  Such a measure is permissible in a filing with the Commission only to the extent it complies with Item 10(e)(1) of Regulation S-K in all respects.  Your current presentation concerning consolidated “EBITDA” does not appear to be in compliance.  Please revise your presentation accordingly.  Further note that the comparable GAAP measure that “EBITDA” is to be reconciled to when used as a performance measure is net income or loss as presented on the statement of operations.  Alternatively, discontinue presentation of this measure.

In response to the Staff’s comment, we acknowledge that in presenting consolidated EBITDA that we have presented a non-GAAP measure.

Based on the guidance in Item 10(e)(1) of Regulation S-K, consolidated EBITDA, based on our computation, is not a prohibited measure as it does not exclude charges that require, or will require, cash settlement, or would require cash settlement absent an ability to settle in another manner, and does not eliminate or smooth items identified as non-recurring, infrequent or unusual.

In our future filings we will modify our current disclosures to include a reconciliation of consolidated EBIDTA to Net Income (Loss), as shown in the disclosure presented in the response to comment 8.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Selling, General and Administrative Expenses (SG&A), page 49

10.           Please disclose the nature of the costs affected by cost reductions, cost saving initiatives and synergies referred to here and elsewhere.  Also, disclose the basis for the amounts indicated in regard to such.

In response to the Staff’s comment, we intend to include a new section in our MD&A titled Factors Impacting our Results of Operations (this will follow immediately after the section titled Results of Operations).  This section will include a discussion on the impact of our cost savings initiatives on our year over year results.  The disclosure we intend to add in future filings is as follows:

Factors Impacting Our Results of Operations

Since the acquisition of the Company in August 2006 and the subsequent acquisition of Worldspan in August 2007, a number of actions have been taken to enhance organization efficiency and consolidate and rationalize existing processes.  These actions include the migration of the Galileo data center, formerly located in Denver, Colorado with the Worldspan data center, located in Atlanta, Georgia; consolidating certain administrative and support functions of Galileo and Worldspan, including accounting, sales and marketing and human resources functions; and the renegotiation of several material vendor contracts.  The most significant impact of these initiatives was the elimination of redundant staff positions within the Company, reduced technology costs associated with renegotiated vendor contracts and to a lesser extent cost savings and synergies resulting from a reduction in amount of office rental space required and related utilities, maintenance and other facility operating costs.  As a result, our results of operations have been siginificantly impacted by these actions.

We realized cost savings of $183 million, $122 million and $71 million in the years ended December 31, 2006, 2007 and 2008, respectively.  The cost savings associated with head count reductions, which represents the majority of these amounts, have been determined based on the historical cost associated with the eliminated positions and the cost savings associated with renegotiated contracts represent the difference between the historical cost and the current cost.

Provision for Income Taxes, page 51

11.           Please clearly discuss why your effective tax rate varies materially from the statutory rate for all periods presented.  Although reference to the income tax note in the financial statements may be useful in this regard, we believe a narrative discussion here will facilitate understanding of the factors affecting the effective rates and associated income tax amounts reported.

In response to the Staff’s comment, our effective tax rate is likely to vary materially both from the statutory tax rate and from year to year. There are many factors that contribute to this including:

(i) our business operating model that generates a consistent level of tax charge within our non-US GDS business has earnings from non-US jurisdictions, which have tax rates different than our US statutory rate;

(ii) the location of our external debt, which is in a low tax paying jurisdiction and therefore secures limited tax deductibility for interest expense;

(iii) internal group lending arrangements that are subject to restrictions under US and other jurisdictions tax law; and

(iv) U.S. Federal tax benefits arising on the acquisition of the Company from Cendant Corporation in 2006 and the subsequent generation of US tax losses that are currently not recognized.

We intend to include the following narrative discussion in the results of operations section of our future filings to explain the factors affecting our effective tax rates, which will be followed by our current disclosure that provides the specific amounts per each period.

“Our effective tax rate is likely to vary materially both from the statutory tax rate and from year to year. While within an annual period there may be discrete items that impact our effective tax rate, the following items consistently have an impact: (a) we are subject to income tax in numerous non-U.S. jurisdictions with varying tax rates ( b) our GDS business earnings outside of the US are  taxed at an effective rate that is lower than the US rate and at a relatively consistent level of charge, (c) the location of our debt in  countries with no or low rates of federal tax implies limited deductions for interest, and (d) a  valuation allowance is established against the losses generated in the United States due to the historical losses in that jurisdiction”

Notes to Financial Statements

Note 2, Summary of Significant Accounting Policies

Cost of Revenue, page F-11

12.           Please tell us and disclose when costs are recognized as expenses.

In response to the Staff’s comment, we recognize commission costs in the same accounting period as the revenue which was generated from those expenses (under the matching principle). All other costs are recognized as expenses when obligations are incurred (when goods or services are delivered), regardless of when cash is paid out.

We will include the following additional disclosure within our Cost of Revenue accounting policy in our next annual financial statements in order to clarify when costs are recognized as expenses.

“Commission costs are recognized in the same accounting period as the revenue which was generated from those activities.  All other costs are recognized as expenses when obligations are incurred.”

13.           Please explain to us why classifying incentives and consideration given to subscribers as expenses rather than as an offset to the associated revenues is appropriate pursuant to EITF 01-9.

In response to the Staff’s comment, in our GDS business, substantially all our revenue is from booking fee payments from suppliers of travel services, such as airlines, hotels and car rental companies.  We have very limited revenues from subscribers (approximately $54 million or less than 5% of total GDS net revenue in the year ended December 31, 2008).

Our GDS system is used by subscribers such as travel agents.  Travel agents do not pay us in order to access and use our GDS system.  Instead, we pay incentives to travel agents who are subscribers to our GDS system.  The incentives paid to our subscriber agency customers represent payments for creating bookings in our GDS.  These bookings generate a booking fee paid to us by the suppliers of travel services noted above.  The incentives that we pay to the subscriber agency customers who assist us in generating booking revenue are classified as an expense and are akin to a sales commission.

We earn subscriber revenue by giving travel agencies access to our GDS and by providing support, training and other assistance.  Our subscriber revenue is not related to the number of bookings that the agencies produce, nor to the amount that we pay to the agencies in incentives.  Incentives are primarily based on the volume of bookings that the subscriber transacts in our GDS or the volume we expect the subscriber to produce over the term of a the contract.

Based on the assessment that follows, we believe our treatment of recognizing the incentives as a cost of revenue is approporiate.

EITF 01-09 conditions	Discussion

The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration.

We receive an identifiable benefit in the form of bookings produced by the subscribers, which result in bookings from airlines and travel suppliers. In determining the amount we will pay, we analyze the number of bookings we expect from the subscriber and we negotiate with the subscriber based on the competitive marketplace.

The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition.

We can reasonably estimate the fair value of the subscriber bookings based on the expected payment of booking fees from travel suppliers. The amount of expected booking fees can be estimated based on the contracted amount for each booking agreed between us and the travel suppliers and the historical level of bookings.

14.           Also, please explain to us and disclose the pattern of amortization of incentives provided at inception of an agreement.

In response to the Staff’s comment, we amortize incentives provided on a straight-line basis over the life of the contract.  Based on our historical experience, the benefits of the incentive, which are the air segments booked on our GDS, accrue to us evenly over the life of the contract.  Therefore amortization on a straight-line basis provides a matching between revenue earned and expenses incurred.  If there is a change in the “useful life” or “expected pattern of benefit” of the contract, the amortization period is changed and revised amortization is applied prospectively. If the profitability of the contract is determined to be lower than the carrying value of the upfront incentives, an impairment charge is recognized.

In our next annual financial statements, we will revise our disclosure on page F-11 of the 2008 Form 10-K as follows:

“Where incentives are provided at inception, the Company defers and amortizes the expense over the life of the contract.  The Company amortizes the incentives on a straight-line basis as we expect the benefit of that incentive, which are the air segments booked on our GDS, to accrue evenly over the life of the contract.”

Note 3, Orbitz Worldwide Transactions

Investment in Orbitz Worldwide, page F-20

15.           Please explain to us your accounting for the deconsolidation of Orbitz and the accounting guidance relied upon in your treatment.  Include an explanation of how the carrying amount of Orbitz was determined upon deconsolidation and the value of the associated dividend to the parent company.  To aid our understanding of your accounting, provide us with the journal entries recorded for deconsolidation.

In October 2007, Travelport disposed of 11% of its remaining interest in Orbitz Worldwide, Inc. (“OWW”) through a distribution to its parent company. After the 11% distribution, Travelport retained 48% of OWW and deconsolidated the entity.  We had previously concluded that OWW was not a variable interest entity.  We considered ARB 51 “Consolidated Financial Statements” (“ARB 51”) and other related guidance to determine whether it should continue to consolidate OWW.  Based on the fact that, among other things, Travelport does not hold any option or securities convertible into ownership of OWW, nor does Travelport have the ability to significantly impact the operations of OWW, for example by disposing of assets held by OWW; does not participate in setting significant operating or capital policies of OWW;  participate in determining the compensation of OWW management ; and its protective rights do not give Travelport control as they were only protective and not substantive participating rights, we concluded that consolidation of OWW was no longer appropriate.

As a result, at the time of the dividend of 11% of its shares to its parent company we deconsolidated OWW.  The carrying amount of OWW was determined based on Travelport’s existing book value of OWW at the dividend date.  Travelport’s equity investment in OWW represented 48% of the net assets of OWW.  The value of the dividend of 11% of OWW shares was based on the book value of the OWW business as this is a common control transaction under SFAS 141.

The journal entry recorded at the time of the deconsolidation is as follows:

Dr. OWW liability accounts(a)	$1,186 m
Dr. Investment in OWW(b)	389 m
Dr. Minority Interest(c)	323 m
Dr. Dividend to Parent(d)	106 m
Cr. OWW asset accounts(a)	$2,004 m

(a)   These represented Travelport’s book value of the liabilities and assets of OWW (“Net Book Value”).

(b)   This represented 48% of the Net Book Value of OWW, reflecting Travelport’s remaining 48% ownership of OWW.

(c)   Amount represents value of minority interest at the day of the dividend

(d)   Amount represents the net assets transferred to the Parent based on book value

Note 20, Segment Information, page F-29

16.           Please explain to us why presentation of “Corporate and other” as a reportable segment here and elsewhere is appropriate.  It does not appear to us that such a grouping represents a “business” pursuant to paragraph 10.a of SFAS 131 or that aggregation of corporate activities with other business activities is permissible pursuant to paragraphs 17 and 19 of SFAS 131 and EITF 04-10.  Also refer to question and answer 7 of the FASB staff’s implementation guide for FAS 131 in regard to aggregation for further guidance.  Additionally, explain to us what “other” comprises.

In response to the Staff’s comment, we agree that “corporate and other” does not represent a segment pursuant to paragraph 10a of SFAS 131. The current presentation is intended to provide reconciliation between the segments and the consolidated results.

Corporate costs represent coporate adminsistrative and overhead costs including functions such as finance, treasury, legal and human resources.  The other unallocated costs represent amounts not allocated to the segments as these costs are managed by the corporate functions.  These include costs related to company-wide equity compensation and incentive plans and the impact of foeign exchange derivative contracts.

In future filings we will amend our current presentation of the segments results of operations in Note 20-Segment Information to our annual report on Form 10-K and Note 11 — Segment Information to our quarterly report on Form 10-Q as follows:

	Predecessor (Combined)	Company (Consolidated)
	January 1,	July 13, 2006
	2006	(Formation Date)
	through	through	Year Ended	Year Ended
	August 22,	December 31,	December 31,	December 31,
	2006	2006	2007	2008
GDS
Net revenue	$1,006	$510	$1,772	$2,171
Segment EBITDA	(1,729)	126	460	601
GTA
Net revenue	203	84	330	356
Segment EBITDA	33	(15)	77	110
Orbitz Worldwide(a)
Net revenue	521	248	743	—
Segment EBITDA	(282)	20	102	—
Intersegment eliminations(b)
Net revenue	(37)	(19)	(65)	0
Combined Totals
Net revenue	$1,693	$823	$2,780	$2,527
Segment EBITDA	$(1,978)	$131	$639	$711
Reconciling items:
Corporate and other	(139)	(59)	(409)	(95)
Interest expense, net	(39)	(150)	(373)	(342)
Depreciation and amortization	(123)	(77)	(248)	(263)
Loss from continuing operations before income taxes, minority interest and equity in losses of investments, net	$(2,279)	$(155)	$(391)	$11

(a)           Includes only ten months of activity for 2007, due to the deconsolidation of Orbitz Worldwide effective October 31, 2007.

(b)           Consists primarily of eliminations related to the inducements paid by GDS to Orbitz Worldwide.

17.           In connection with the preceding comment, if “Corporate and other” does not represent an operating segment, presentation of “segment EBITDA” for such would not be appropriate.  Accordingly, it appears that your corporate activities should be presented as a reconciling item in the reconciliation between segment and consolidated amounts pursuant to paragraph 21 of SFAS 131.  Please revise your presentation accordingly.

In response to the Staff’s comment, please refer to our response to Comment 16 and the revised disclosure.

Form 10-Q for the Quarter Ended June 30, 2009

Consolidated Condensed Statements of Cash Flows, page 6

18.           Please revise future filings to reconcile operating cash flows to net income rather than net income attributable to the company, as net income now includes income (loss) attributable to non-controlling interests.  Refer to the guidance in FASB ASC 810-10-45-19.

In response to the Staff’s comment, in future filings we will revise our cash flow presentation to reconcile operating cash flows to net income.

Form 8-K Furnished May 8, 2009

Exhibit 99.1

19.           We note that “segment EBITDA” is a measure pursuant to SFAS 131 by which performance of your segments is assessed by your chief decision maker.  However, the meaningfulness to external parties and compliance with Item 10(e)(1)(i) of Regulation S-K is not clear to us in regard to the following non-GAAP measures presented in your earnings releases:  adjusted net revenue, EBITDA (on a consolidated basis), adjusted EBITDA and related margin, and adjusted corporate and other expenses.  In particular, it is not clear how these measures provided a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of financial performance and prospects for the future, as you disclose.  Please advise, and revise your presentation as appropriate to comply with all applicable requirements of Item 10(e)(1)(i) of Regulation S-K.  Alternatively, discontinue presentation of such non-GAAP measures outside of the context of a segment measure pursuant to SFAS 131.

In response to the Staff’s comment, we have disclosed “Adjusted net revenue”, “EBITDA (on a consolidated basis)”and “adjusted EBITDA” as these are the performance measures used by management to provide it with a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future.  We believe the disclosure of these measures is useful to investors due to the following:

•      These measures are management’s primary metric for measuring business performance and are used by the Board of Directors to determine incentive compensation.

•      These measures are the best metric for monitoring the performance of the Company’s ongoing core operations.  The core operations represent the primary trading operations of the business, and exclude certain items we believe are unusual charges or that are non-cash charges which distort the earnings of the core operations.  The items we believe are unusual or that are non-cash charges include the impact of purchase accounting, impairment of intangibles assets, expenses incurred in conjunction with Travelport’s separation from Cendant, expenses incurred to acquire and integrate Travelport’s portfolio of businesses, costs associated with Travelport’s restructuring efforts and development of a global on-line travel platform, non-cash equity-based compensation, and other adjustments made to exclude expenses management views as outside the core operations.

•      These measures are defined terms under our credit agreement and are used in calculating our maximum total leverage ratio.  We believe the credit agreement is a material agreement, “Adjusted EBITDA” is a critical component of this key financial ratio under our credit agreement covenants.  In order to clarify the significance of the covenants and the earnings measures included in calculating it, we will amend the footnote disclosure in the table that includes these measures.

The Company will amend the disclosures under the table labeled “Segment EBITDA and Reconciliation of EBITDA” as follows:

“Adjusted Revenue, EBITDA, and Adjusted EBITDA are non-GAAP measures and may not be comparable to similarly named measures used by other companies. We believe that these measures provide management with a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. Adjusted Revenue, EBITDA and Adjusted EBITDA are not intended to be measures of liquidity or cash flows from operations nor measures comparable to net income as they do not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments. However, they are management’s primary metric for measuring business performance and are used by the Board of Directors to determine incentive compensation. Capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Adjusted Revenue, EBITDA and Adjusted EBITDA are disclosed so that investors may have the same tools available to management when evaluating the results of Travelport. The Adjusted Revenue, EBITDA and Adjusted EBITDA measures are defined terms within our credit agreement and bond indentures.  Adjusted Revenue is defined as Revenue adjusted to exclude the impact of deferred revenue written off due to purchase accounting on the acquisition of Travelport by an affiliate of The Blackstone Group. EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization, each of which is presented on Travelport’s Statement of Operations.  Adjusted EBITDA is defined as EBITDA adjusted to exclude the aforementioned impact of purchase accounting, impairment of intangibles assets, expenses incurred in conjunction with Travelport’s separation from Cendant, expenses incurred to acquire and integrate Travelport’s portfolio of businesses, costs associated with Travelport’s restructuring efforts and development of a global on-line travel platform, non-cash equity-based compensation, and other adjustments made to exclude expenses management views as outside the normal course of operations. Adjusted EBITDA is a critical measure in that it is required to calculate our key financial ratio under our credit agreement covenants.  This ratio compares our Adjusted EBITDA on a full-year basis, including the impact of cost savings and synergies, to our consolidated net debt and is known as our Leverage Ratio.  We are currently in compliance with our Leverage Ratio.  A breach of this covenant could result in a default under the senior secured credit agreement and the indentures governing our notes.”

In addition, in order to give equal prominence to the most comparable GAAP measure to Adjusted EBITDA, which we believe is Operating Income.  We will include this measure on the top of the first page of the earnings release under the “Quarter Summary” sections in future filings.

* * * * *

In connection with responding to your comments, the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Per our Current Report on Form 8-K filed on February 24, 2009, as of October 1, 2009, Michael Rescoe is no longer our Chief Financial Officer.  In the future, we request that you direct any correspondence to my attention at telephone (212) 915-9160 or facsimile (212) 915-9169.  Thank you.

Sincerely yours,

/s/ Eric J. Bock

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel